

November 15, 2013

Alia Vasquez, Esq.
U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

      Re: **Capital Guardian Funds Trust**
               File Nos. 333-191807 and 811-22899

Dear Ms. Vasquez:

We have reviewed the registration statement for the Capital Guardian Core Balanced Fund (the "Fund"), a series of Capital Guardian Funds Trust (the "Trust") filed on Form N-1A on October 18, 2013.

Our comments are provided below. For convenience, we generally organized our comments using headings, defined terms and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Fees and Expenses of the Fund (Page 1)

1. Disclosure on Page 5 states that the Fund may invest in other registered investment companies and exchange traded funds. Please confirm to us that the Fund has no current intent to make investments that require disclosure of Acquired Fund Fees and Expenses ("AFFE"). If the Fund does have a current intent to invest in such securities, please confirm that such expenses will be included in an AFFE line item. *See* Instr. 3(f)(i) to Item 3 of Form N-1A.

2. Footnote 2 states that Capital Guardian Asset Management, LLC ("CGAM") has contractually agreed to waive its fees and/or reimburse the Fund for certain expenses to the extent necessary to ensure that Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement do not exceed a certain percentage of the average daily net assets. Please confirm that the agreement will continue in effect for no less than one year from the effective date of the Fund's registration statement, and include the agreement as an exhibit to the registration statement. *See* Instr. 3(e) to Item 3 of Form N-1A.

Principal Investment Strategies (Page 2)

3. The prospectus states that under normal circumstances, 25% or more of the Fund's total assets consist of fixed income securities, which consist primarily of investment grade corporate and U.S. Government and agency fixed income securities. Please disclose the dollar-weighted average maturity or duration of the Fund's fixed income investments. If the Fund uses a duration measurement, briefly explain what duration means. Also, in the section titled "Principal Risks" provide an example illustrating the effect of a 1% rise in interest rates using the Fund's highest expected duration. Finally, disclose if the Fund will have the ability to invest in "junk" bonds.

Temporary Investments (Page 6)

4. Please disclose the effect of taking a temporary defensive position (*e.g*., the Fund may not achieve its investment objective). *See* Instr. 6 to Item 9 of Form N-1A.

Foreign Securities Risk (Page 6)

5. This section states that "[a]lthough not a principal investment strategy, the Fund may also invest a percentage of its assets in foreign securities, typically through limited investments in ADRs." It is unclear whether "Foreign Securities Risk" is a principal investment strategy and risk, or an additional investment strategy and risk. Please revise the disclosure in the Summary section and elsewhere as necessary to clarify.

Management of the Fund – Investment Adviser (Page 8)

6. We are aware that CGAM is not yet registered with the SEC. In your response letter, please inform us of the status of CGAM's registration with the SEC.

Similarly Managed Accounts (Page 9)

7. The prior performance in this section appears to be for a period of time when the portfolio manager, Robert P. Morse, was a portfolio manager for two other investment advisers.

   a. Please explain to us the basis for the Fund's disclosure of prior performance when the portfolio manager was with other investment advisers. If the Fund is relying on the no-action letter, Bramwell Growth Fund (pub. avail. August 7, 1996), please inform us of the basis for the Fund's reliance, including whether the portfolio manager had the same degree of discretion in advising the Fund as he had advising the Composite accounts, and describe any differences. Also, state that the portfolio manager was primarily responsible for the performance of the accounts included in the Composite.

   b. Additionally, please revise the presentation to state that the Composite performance contains all accounts with substantially similar objectives, policies and investment strategies as the Fund, not just institutional accounts, and disclose if the Composite includes any investment companies (*e.g*., the Wall Street Fund). Also, please explain to us why the presentation excludes accounts of less than $1,000,000 and less than one year of operations. Because the method used to calculate the Composite's performance differs from the SEC's standardized method of calculating performance, disclose how the performance was calculated.

c. In the performance table, please reverse the presentation of the Composite performance so that net results are more prominent than gross results.

d. We note that the Composite compares its performance to a "blended index." A "blended index" is not considered an appropriate index unless it is blended by the index provider. Please replace the blended index with an appropriate index. *See* Instr. 5 to Item 27(b) of Form N-1A. Finally, disclose that the Composite includes all the expenses of the accounts and investment companies, if any.

STATEMENT OF ADDITIONAL INFORMATION

Management of the Fund (Page 13)

8. We note that the information for the Independent Trustees is incomplete. Once you provide that information, we may have additional comments.

GENERAL COMMENTS:

11. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

12. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

13. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

14. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

15. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-4447.

Sincerely,

/s/ Amy W. Miller

Amy W. Miller
Senior Counsel

cc: Michael Shaffer, SEC